UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 6-K


       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


                          For the month of _April, 2003

                          GRUPO IUSACELL, S.A. de C.V.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)


                         Prol. Paseo de la Reforma 1236
                        Col. Santa Fe, Deleg. Cuajimalpa
                               05438, Mexico D.F.


--------------------------------------------------------------------------------
                     (Address of principal executive office)



Indicate by check mark whether the registrant files or will fill annual reports under cover of Form 20-F or Form 40-F: Form 20-F __X__ Form 40-F ____


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3-2(b) under the Securities and Exchange Act of 1934. Yes __X__ No____

Documents Furnished By the Registrant
-------------------------------------

1. Press Release of the Registrant dated April 22, 2003



                                   SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                                    GRUPO IUSACELL, S.A. DE C.V.



Date: April 22, 2003    /s/ Russell A. Olson
                        ----------------------------------
                        Name:  Russell A. Olson
                        Title: Executive Vice President and Chief Financial
                               Officer

       Iusacell Announces Annual Shareholders' Meeting Resolutions

    MEXICO CITY--(BUSINESS WIRE)--April 22, 2003--Grupo Iusacell, S.A. de C.V. (Iusacell or the Company) (BMV:CEL) (NYSE:CEL) announced the resolutions approved at its Annual Meeting of Shareholders, which was held yesterday at 12:00 p.m. CST at the Company's headquarters in Mexico City, Mexico. The Shareholders approved all of the Board of Directors' proposals and recommended slate of Directors.
    Among other resolutions, the Shareholders approved the implementation of a change in the ratio of common shares representing one American Depositary Receipt (ADR) of 10 for 1. Such change will set the number of common shares representing one ADR equal to 100. This modification was proposed to satisfy one of the continued listing standards of the New York Stock Exchange, which requires the 30-day average trading price of securities to remain above US$1.00. The Company will initiate all necessary steps to implement such change in the ADR ratio immediately.
    The Shareholders also elected new members of the Board of Directors that is now comprised as follows:

Name                       Position
----                       --------
Daniel C. Petri            Chairman of the Board and Series A Director

Carlos Espinal             Series A Director
Al Giammarino              Series A Director
Lowell McAdam              Series A Director
Javier Martinez del Campo  Series A Director
Jose Luis Vergara Diez     Series A Director
Tomas Isaksson             Series A Director
Martin Enriquez            Series V Director
Anthony Gilbert            Series V Director
Alan Harper                Series V Director
Ignacio Mas                Series V Director
Ignacio Gomez Morin        Series V Director

    About Iusacell

    Grupo Iusacell, S.A. de C.V. (Iusacell) (NYSE:CEL) (BMV:CEL) is a wireless cellular and PCS service provider in seven of Mexico's nine regions, including Mexico City, Guadalajara, Monterrey, Tijuana, Acapulco, Puebla, Leon and Merida. The Company's service regions encompass a total of approximately 92 million POPs, representing approximately 90% of the country's total population. Iusacell is under the management and operating control of subsidiaries of Verizon Communications Inc. (NYSE:VZ).
    For additional corporate information please visit the Company's web site at http://www.iusacell.com.

    This press release may contain statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. For those statements, the Company claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Listed below are some important factors which could affect future results and could cause those results to differ materially from those expressed in the forward-looking statements: materially adverse changes in the business environment in Mexico, such as the change in value of the peso, the imposition of exchange controls, inflation levels above those in the U.S. and economic downturns; Iusacell's ability to develop new technologies and hire and retain qualified personnel; the Company's ability to obtain debt or equity financing necessary to pursue business opportunities; and Iusacell's ability to adapt to rapid technological change and significant competition.

    CONTACT: Grupo Iusacell, S.A. de C.V., Mexico City
             Investor Contacts:
             Russell A. Olson, (5255) 5109-5751
             russell.olson@iusacell.com.mx
             or
             Carlos J. Moctezuma, (5255) 5109-5780
             carlos.moctezuma@iusacell.com.mx